FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of May, 2004
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
				      ------

For Immediate Release
May 3, 2004


   Crystallex Releases 40,000 tpd Full Feasibility Study for Las Cristinas

Reports on the Limited Cost Sensitivity of the 20,000 tpd Base Case to
			Steel Price Increases

TORONTO, ONTARIO, May 3, 2004 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) today demonstrated the limited cost sensitivity of the base case 20,000 tonne per day ("tpd") Las Cristinas project to steel price increases and announced the results of a Full Feasibility Study completed by SNC - Lavalin Engineers & Constructors ("SNCL") on a 40,000 tpd project at Las Cristinas. A copy of the Executive Summary of the 40,000 tpd Feasibility Study will be available on the Company's website www.crystallex.com.

      20,000 TPD PROJECT COST SENSITIVITY TO STEEL PRICE INCREASES
      ------------------------------------------------------------

The following table reflects the total estimated weight of steel for the base case 20,000 tpd project at Las Cristinas:

	-----------------------------------------------------
	Commodity			Total Steel Content
	-----------------------------------------------------
	Mechanical Equipment		6,800 tonnes
	-----------------------------------------------------
	Electrical Equipment		 700 tonnes
 	-----------------------------------------------------
	Structural & Plate Steel 	4,400 tonnes
 	-----------------------------------------------------
	Reinforcing Steel		1,500 tonnes
 	-----------------------------------------------------
	Pipe 				 200 tonnes
	-----------------------------------------------------
	TOTAL				13,600 tonnes
 	-----------------------------------------------------


At current surcharge levels of US$100 per tonne, the 20,000 tpd project would incur an estimated US$1.5 million in additional costs which would increase to US$3.0 million if the surcharge doubles by the end of the year. The additional costs compare to a total capital cost estimate for the 20,000 tpd project of US$243 million which includes a contingency of US$30 million.

		CURRENT SCHEDULE FOR 20,000 TPD PROJECT
		---------------------------------------

The following table reflects the current schedule for the base case
20,000 tpd project based on the anticipated receipt of final permits early in the fourth quarter of 2004:

		  2004		 2005		   2006
	    ---------------  ---------------   ---------------
	     Q1  Q2  Q3  Q4   Q1  Q2  Q3  Q4    Q1  Q2  Q3  Q4
	    --- --- --- ---  --- --- --- ---   --- --- --- ---
Detail
Engineer-	 X   X	 X    X
ing
	    --------------------------------------------------
Procure-
ment		 X   X   X    X   X
	    --------------------------------------------------
Site
Prepara-	 X   X	 X    X
tion
	    --------------------------------------------------
Roads		     X   X    X   X
	    --------------------------------------------------
Mine
Devel-		     X   X    X   X   X
opment
	    --------------------------------------------------
Process
Plant			 X    X   X   X   X
	    --------------------------------------------------
Ancillary
Buildings			      X   X
	    --------------------------------------------------
Tailing
Manage-
ment				  X   X   X
Facility
	    --------------------------------------------------
Electrical
/Power			      X   X   X
	    --------------------------------------------------
Commission-
ing				      X   X     X
	    --------------------------------------------------
Commercial
Production
	    --------------------------------------------------


            40,000 TPD FULL FEASIBILITY STUDY RESULTS
	   ------------------------------------------

Todd Bruce, Crystallex President & CEO stated "We are very pleased to release the results of the SNC Lavalin Full Feasibility Study for a 40,000 tpd project at Las Cristinas which furthers our view that Las Cristinas is one of the best undeveloped gold deposits in the world. This feasibility study provides Crystallex with the flexibility to establish, either initially or much earlier in the life of the project, a 40,000 tpd operation at Las Cristinas if equity and/or bank financing markets demonstrate the appetite to allow Crystallex to finance the larger scale operation. I must stress that the 20 000 tpd feasibility study approved by the CVG remains the base case. But with the completion of the 40,000 tpd Full Feasibility Study, we now have the engineering platform that will provide us with the flexibility to exploit favourable financing developments in the marketplace."

Dr. Ken Thomas, Chief Operating Officer of Crystallex stated, "The 40,000 tonne per day study demonstrates that the already attractive economics of the base case 20,000 tpd project can be improved materially by establishing a larger scale operation straightaway if the market place were to support the financing of such operation. Also, the 20,000 tpd base case has been designed to allow expansion to 40,000 tpd without incurring unnecessary expense for alterations to the 20,000 tpd operation during the expansion."


40,000 TPD Feasibility Study Operating Highlights (Estimates except as indicated)


     					20,000 TPD 	    40,000 TPD
				       ------------       --------------
Measured and Indicated Mineral	     439 million tonnes   439 million tonnes
Resources 1 (0.5g/t cut-off)	     grading 1.09 g/t     grading 1.09 g/t
				     15.3 million ounces  15.3 million ounces


Mineral Reserves 1,2                 246 million tonnes   297 million tonnes
				     @ 1.29 g/t	          @ 1.17 g/t



				     10.2 million ounces  11.1 million ounces


Assumed Gold Price		     US$325/oz		  US$325/oz

Mine Life			     34 Years		  20 Years

Strip Ratio			     1.34		  1.04

Annual Mill Throughput		     7,300,000 tonnes     14,600,000 tonnes

Metallurgical Recovery		     89%		  89%

Average Annual Production - 	     266,000 oz		  490,000 oz
Life of Mine

Average Annual Production - 	     311,000 oz           549,000 oz
First Five Years

Average Cash Cost with 		     $197/oz		  $193/oz
Royalties - Life of Mine

Average Cash Cost with 		     $144/oz		  $153/oz
Royalties - First Five Years

Average Operating Cost 		     $6.70/t ore	  $5.97/t ore
excluding Royalties

Development Capital Cost	     $243 million 5	  $365 million 6

VAT Estimate 3			     $39 million	  $59 million

Cumulative Free Cashflow 4 @ 	     $742 million	  $746 million
$325 Gold

Cumulative Free Cashflow 4 @ 	     $1.2 billion	  $1.2 billion
$375 Gold

Unleveraged IRR @ $325 Gold 	     13.8%		  16.8%
Pre-Tax
Unleveraged IRR @ $325 Gold 	     10.5%	          12.1%
After-Tax (34%)

Unleveraged IRR @ $375 Gold 	     19.4%		  24.3%
Pre-Tax

Unleveraged IRR @ $375 Gold 	     14.6%		  17.5%
After-Tax (34%)
-------------------------------------------------------------------------


1 Mineral reserve and mineral resource estimates in the Feasibility Study have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101.

2 Mineral reserves, which were estimated using a gold price of US$325/oz., are included in the mineral resource estimates.

3 VAT is charged on goods and services during the construction period; however, is fully recoverable from gold sales revenues.

4 Cumulative Free Cashflow is defined as cashflow net of development and sustaining capital, operating costs and royalties, including a 3% exploitation tax. Royalties include the 3% Exploitation Tax on gold sales payable to the Venezuelan Ministry of Mines and the royalty on gold sales payable to the CVG (1% if gold is <= $280/oz; 1.5% if gold is >$280/oz and < $350/oz; 2% if gold is >=$350/oz and <$400/oz and 3% if gold is > $400/oz). Thus the minimum royalty paid is 4.5% and the maximum is 6%.

5 Includes contingency of US$ 30 million.

6 Includes contingency of US$ 44 million.

OVERVIEW
The Full Feasibility Study for a 40,000 tpd Las Cristinas project was prepared by SNCL. The Qualified Person in charge of the overall execution
of the feasibility study is John B. Scott, P. Eng.   The Study includes
work performed by other independent consultants under the coordination of SNCL. The geology, mineral resources, mineral reserves, and mining sections of the Study were prepared by Mine Development Associates of Reno Nevada. Metallurgical pilot plant test work was conducted by SGS Lakefield Research in Ontario and gold gravity test work by Professor Andre Laplante of McGill University in conjunction with J. R. Goode & Associates and SNCL.  Metallurgical process design work was undertaken by SNCL. A hydrology study was
undertaken by SRK Consulting in Chile.   SNCL and Proconsult of
Venezuela carried out environmental work. Financial analysis was performed by SNC-Lavalin Capital Inc.

Las Cristinas is planned as a conventional truck and shovel open pit mine. Processing consists of crushing, semi-autogenous primary grinding (SAG) and secondary ball mill grinding. A gravity circuit is incorporated to recover free gold. Gold extraction is achieved in a conventional carbon-in-leach (CIL) circuit. Gold is removed from the loaded carbon by pressure stripping, electrowinning and smelting to produce a gold dore.

MINERAL RESOURCE/MINERAL RESERVE METHODOLOGY AND VERIFICATION
Mine Development Associates ("MDA") completed a mineral resource model for the 40,000 tpd case that was based on an electronic database of drill, topographic, geologic and engineering data that Crystallex acquired from the CorporaciOn Venezolana de Guayana, ("CVG") in September 2002. Data from 1,174 drill holes and 108 trenches were included in the Las Cristinas database. Over 160,000 meters of drilling have been completed on the property (including trenches).
In addition, MDA and Crystallex undertook a drill and sample assay program to verify the presence and tenor of the mineralization reported in the acquired database. The verification program included drilling 2,188 meters in twelve diamond drill holes and analyzing 275 quality assurance/quality control samples. MDA found that the verification drill results and check samples corroborate the tenor of gold mineralization previously reported. For additional confirmation, Crystallex and MDA re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples.
Mean grades are similar for both datasets.

MINERAL RESERVES
Mineral reserve estimates for the 40,000 tpd case were developed by MDA from its resource model using Medsystem- MineSight computer software. Two separate pits were designed: the larger Conductora, which contains the bulk of the mineral reserves, and the Mesones. Pit designs were based on a US$325 per ounce gold price and cut-off grades ranging from 0.36 g/t to 0.69 g/t, depending upon the material type.


Pit		Mineral  Reserve Tonnes	 Average	Contained Ounces
		Category	 (000)	 Grade (g/t)	   (x 000)
Conductora	Proven		 42,671	 1.27		1,739
 		Probable	227,793	 1.15		8,441

Mesones		Probable	26,396	 1.11		944

Total		Proven		42,671	 1.27		1,739
		Probable	254,189  1.15		9,384


TOTAL 		PROVEN & 	296,860  1.17		11,123
		PROBABLE


The deposit is open ended at depth. Additional drilling, including the 5,800 metre program currently underway that was detailed in our press release of April 19, 2004, may result in upgrading some or all of the 208 million tonnes of Inferred Resources to Measured or Indicated Resources, which could further add to reserves.

MINING
The saprolite ore will likely be mined by a contractor using a fleet of all-wheel drive trucks, while the bedrock ore will be mined by Crystallex using a fleet of standard 136 tonne haul trucks and 21 cubic meter capacity excavators. Different equipment is used in the saprolite and bedrock ores due to the different material characteristics. Mining will consist of drilling and blasting of the bedrock ore (the saprolite ore does not require blasting) and hauling by truck to stockpiles or a crusher located at the processing plant.

The mine production schedule is based upon providing the plant with 40,000 tonnes of ore per day, or 14.6 million ore tonnes per year. This results in a mine life of just over 20 years. The average strip ratio over the life of the mine is 1.04:1.

Stockpiling and blending of the ore types will be utilized to optimize plant throughput and gold recovery.

METALLURGY
The Las Cristinas deposit comprises a sequence of oxidized saprolite
(SAPO), sulphide saprolite (SAPS), carbonate leached bedrock (CLB) and carbonate stable bedrock (CSB). Gold occurs in all ore types at similar grades. Copper is absent from the SAPO, enriched in the SAPS and present at low levels in the CLB and CSB.

A review of available metallurgical data by SNCL and J.R. Goode and Associates and various trade-off studies indicated that direct leaching of the ore and on-site production of bullion would provide optimum gold recovery rates and project economics. To confirm the direct leach process and to determine the gold recovery and reagent requirements and generate plant design data, a comprehensive bench test and pilot plant operation were conducted at SGS Lakefield Research during the months of April through December 2003. The tests were conducted on several samples of all four ore types. Samples of Conductora ore were also sent to McGill University for gravity recovery test work. Outokumpu also conducted pilot plant settling tests on several samples. Gold recoveries have been estimated by SGS Lakefield Research to be
98.0 % for SAPO, 86.8% for SAPS, 87.6% for CLB and 87.6 % for CSB.

The pilot plant was operated for three weeks in which blended, batch ground/gravity concentrated ore was subject to carbon-in-leach processing. The gravity and pilot plant tests resulted in an overall average recovery (gravity + leaching) of 89% for the planned SAPO/SAPS/CLB/CSB ore blend.

PROCESSING
The processing plant consists of crushing, semi-autogenous primary grinding, followed by secondary grinding in a ball mill.

A gravity recovery circuit is included in the grinding circuit for recovery of free coarse gold prior to regrinding in the ball mill.

Gold extraction is achieved in a conventional carbon-in-leach circuit. Gold is removed from the loaded carbon by pressure stripping, followed by electrowinning of the gold metal from the pregnant solution and smelting of a dore bar.

INFRASTRUCTURE AND SERVICES
A long history of mining and industrial projects in Bolivar State makes the region very suitable for the development of a large gold mining project. The Las Cristinas site is serviced by paved highway from the Venezuelan port of Puerto Ordaz, a major industrial city located on the Orinoco River, some 360 kilometers from Las Cristinas. Las Cristinas is located 6 kilometers west of the village of Las Claritas, which is on the main highway from Puerto Ordaz. An existing 19 kilometer road will soon be upgraded for access to the site which will eliminate the need for heavy transport to use the road running through Las Claritas.

An existing 400 kV power line parallels the main highway from Puerto Ordaz. A new substation was constructed six kilometers from Las Cristinas in 2001 to service the area. The substation has two 15 MVA power transformers and provision has been made to supply Las Cristinas via a new six kilometer 230 kV overhead power line. The site power demand for a 40,000 tonne per day operation is estimated at 60 MW which can be adequately supplied by the substation.

TAILINGS MANAGEMENT FACILITIES (TMF)
The tailings dam is a conventional centre line structure with a centre wall drain and buttressed by waste rock. The dam wall is rolled saprolite and the dam floor is impervious saprolite (clay) up to 20 to 40 meters thick. The area has an earthquake rating of one (one of the lowest ratings). The TMF was designed to national and internationally accepted practice and risk ratings in respect of earthquake and flood events.

ENVIRONMENTAL MANAGEMENT
Crystallex has completed the Environmental Impact Study (EIS) for Las Cristinas. The final EIS for the 20,000 tpd project was submitted to the CVG and the Ministry of the Environment and Natural Resources (MARN) on April 15, 2004. Receipt of all required permits to start construction of Las Cristinas is expected later in 2004. By design:

O Risk of significant environmental contamination from effluent discharges is low.

O Risk of Tailings Management Facility failure or environmental contamination is low.

O Risk of schedule delays resulting from uncertainties in the permitting application and approval process is low.

O   Risk of contamination following closure is low.



CAPITAL COST ESTIMATES
Capital cost estimates for the 40,000 tpd case are based upon new equipment and are expressed in US dollars.


Item				Cost Estimate (US$,000)
-------------------------------------------------------
Mine				11,777

Process Plant			142,074

Tailings Management Facility	62,904

Infrastructure			29,289

Sub-Total Direct Costs		246,044

Owner's Cost			15,000

Indirect Costs 			104,356
(including contingency of
US$44.1 million)

TOTAL COSTS 			365,400

VAT 1 				58,464

TOTAL INITIAL CAPITAL 		$423,864
REQUIREMENT


1 VAT of 16.5% has been applied to the total capital costs. This is fully recovered over the first two and one half years from gold sales revenues.

OPERATING COST ESTIMATES (at US$325 gold)
Total cash costs for the first five years of production under the 40,000 tpd case are estimated at US$153 per ounce including royalties. Over the life of mine, average total cash costs are estimated at US$193 per ounce including royalties. Unit operating costs over the life of the mine are detailed below:


Item	 	Est. Op. Cost/Tonne Ore     Est. Op. Cost/Ounce Gold
Mining			$2.53				$76

Processing		$3.21				$96

G&A			$0.23				$7

Royalties At 		n/a				$14
US$325 gold
--------------------------------------------------------------------
Total			$5.97				$193
--------------------------------------------------------------------


About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX and AMEX Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however,a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   May 3, 2004     		     	   By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature